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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    ----------------------------------------

                                LANDS' END, INC.
                           (Name of Subject Company)

                                LANDS' END, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title and Classes of Securities)

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                                   5115086106
                     (Cusip Number of Class of Securities)

                    ---------------------------------------

                                DONALD R. HUGHES
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                LANDS' END, INC.
                              ONE LANDS' END LANE
                          DODGEVILLE, WISCONSIN 53595
                                 (608) 935-9341

      (Name, Address and Telephone number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                    ---------------------------------------

                                with copies to:

           KARL DAHLEN                         ROBERT S. OSBORNE, P.C.
      SENIOR LEGAL OFFICER                         KIRKLAND & ELLIS
        LANDS' END, INC.                       200 EAST RANDOLPH DRIVE
       ONE LANDS' END LAND                     CHICAGO, ILLINOIS 60601
   DODGEVILLE, WISCONSIN 53595                      (312) 861-2368
         (608) 935 9341

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Thursday May 16, 8:30 am Eastern Time

Press Release

SOURCE: Lands' End, Inc.

Lands' End Reports Sales and Earnings for First Quarter
DODGEVILLE, Wis., May 16 /PRNewswire-FirstCall/ --

Lands' End, Inc. (NYSE: LE - News), the direct merchant of classically styled apparel and home furnishings, today reported results for its first quarter of fiscal year 2003, ended May 3, 2002.

..  (Photo: http://www.newscom.com/cgi-bin/prnh/20020403/LELOGO )
           ---------------------------------------------------
Total revenue for the first quarter just ended was $341 million, up 10 percent from $311 million in the prior year's first quarter. Net income for the quarter was $16.5 million, and diluted earnings per share were $0.54, compared with net income of $5.9 million, or $0.20, for the same period last year.

On May 13, 2002, Lands' End announced that it had entered into a definitive agreement with Sears, Roebuck and Co. for Sears to acquire 100 percent of the outstanding common stock of Lands' End in a cash tender offer for $62 a share or approximately $1.9 billion (the "Transaction").

    LANDS' END
    FIRST QUARTER HIGHLIGHTS AND COMMENTS

      Segment merchandise sales data for first quarter (in millions)
                                                  Percent
                                      1Q03  1Q02   Change

      Core business segment           $198  $173  + 14.4%
      Specialty segment                 85    86  -  0.9%
      International segment             32    28  + 12.5%
        Total merchandise sales       $315  $287  +  9.6%

      Internet                         $79  $ 54  + 46.3%
          Segment merchandise sales data (full-price and liquidation sales) excludes shipping and handling revenue. Internet merchandise sales are included in the respective business segments.

In the quarter just ended, growth in the core business segment was led by strength in the women's division. The co-ed division showed modest growth, and men's showed a modest decline. In the specialty segment, the Kids and Home divisions were relatively flat; and Business Outfitters was slightly down. All international businesses had strong sales increases when measured in their local currencies, and overall international sales in U.S. dollars were improved from last year.

Gross profit for the quarter just ended was $157 million, or 46.0 percent of total revenue, compared with $132 million, or 42.4 percent of total revenue in the prior year. Merchandise gross profit margin rose due to higher initial margins from improved sourcing, as well as from lower levels of liquidations and lower provisions for inventory reserves. Lower liquidations of excess inventory were due to a change in timing of our post-holiday clearance catalog that shifted revenue into the fourth quarter of last year.

Liquidation of excess inventory was 8 percent of net merchandise sales for the first quarter, compared with 11 percent in the prior year. Inventory was $216 million as of May 3, 2002, up 9 percent from $198 million at the same time last year. Inventory is currently in line with the sales increase and with planned levels, and the quality of inventory is improved from the prior year.

For the first quarter this year, selling, general and administrative expenses were $131 million, up 8 percent from $121 million in the prior year. As a percentage of total revenue, SG&A was 38.5 percent, compared with 39.0 percent in the prior year. Stronger customer response resulted in increased productivity per catalog page, resulting in relatively lower catalog costs. These improvements were partially offset by higher accruals for employee compensation and profit-sharing expense, both due to improved profitability.

BUSINESS OUTLOOK

On April 9, 2002, Lands' End updated its business outlook and filed it with the Securities and Exchange Commission on a form 8-K. Because of the Transaction, no further guidance is being provided at this time.

CANCELLATION OF CONFERENCE CALL AND WEB CAST

The conference call and Web cast previously scheduled for 9:30 CT, May 16, 2002, will not be held.

Lands' End is a direct merchant of traditionally styled, classic products offered to customers around the world through regular mailings of its monthly and specialty catalogs and via the Internet at http://www.landsend.com.

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STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Statements in this release that are not historical, including, without limitation, statements regarding our plans, expectations, assumptions, and estimations for the Transaction or for fiscal 2003 revenues, gross profit margin, and earnings, as well as anticipated sales trends and future development of our business strategy, are considered forward-looking and speak only as of today's date. As such, these statements are subject to a number of risks and uncertainties. Future results may be materially different from those expressed or implied by these statements due to a number of factors. Currently, we believe that the principal factors that create uncertainty about our future results are the following: customer response to our merchandise offerings, circulation changes and other initiatives; the mix of our sales between full price and liquidation merchandise; overall consumer confidence and general economic conditions, both domestic and foreign; effects of weather on customer purchasing behavior; effects of shifting patterns of e-commerce versus catalog purchases; costs associated with printing and mailing catalogs and fulfilling orders; dependence on consumer seasonal buying patterns; fluctuations in foreign currency exchange rates; and changes that may have different effects on the various sectors in which we operate (e.g., rather than individual consumers, the Business Outfitters division, included in the specialty segment, sells to numerous corporations, and certain of these sales are for their corporate promotional activities). Our future results could, of course, be affected by other factors as well. Also, the Transaction is not yet completed and is subject to a two-thirds minimum tender condition. More information about these risks and uncertainties may be found in the company's 8-K and 10-K filings with the S.E.C.

The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.


ADDITIONAL INFORMATION

This release is neither an offer to purchase nor a solicitation of an offer to sell securities of Lands' End. At the time the tender offer (referenced above) is commenced, Sears, Roebuck and Co. will file a tender offer statement with the U.S. Securities and Exchange Commission, and Lands' End will file a solicitation/recommendation statement with respect to the offer. Investors and Lands' End stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be available at no charge at the SEC's Web site at http://www.sec.gov and may also be obtained by calling (800) 732-7780 and selecting option three.

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     Preliminary and unaudited
     CONSOLIDATED STATEMENTS OF OPERATIONS
     Lands' End, Inc., & Subsidiaries
     (Amounts in thousands, except per share data)

                                                      Three months ended
                                                     May 3,       April 27,
                                                      2002           2001
    Revenue
      Net merchandise sales                         $314,628       $287,117
      Shipping and handling revenue                   26,547         24,003
    Total revenue                                    341,175        311,120

    Cost of sales
      Cost of merchandise sales                      157,914        154,913
      Shipping and handling costs                     26,325         24,263
    Total cost of sales                              184,239        179,176

    Gross profit                                     156,936        131,944
    Selling, general and administrative expenses     131,292        121,438
    Income from operations                            25,644         10,506
    Other income (expense)
      Interest expense                                  (281)          (233)
      Interest income                                    498            636
      Other                                              745         (1,536)
      Total other expense, net                           962         (1,133)

    Income before income taxes                        26,606          9,373
      Income tax provision                            10,110          3,515
    Net income                                       $16,496         $5,858

    Basic earnings per share                           $0.55          $0.20
    Diluted earnings per share                         $0.54          $0.20

    Basic weighted average shares outstanding         30,004         29,380
    Diluted weighted average shares outstanding       30,553         29,620


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                            Preliminary and unaudited

     CONSOLIDATED BALANCE SHEETS
     Lands' End, Inc., & Subsidiaries

     (In thousands)                                  May 3,        April 27,
                                                      2002           2001

    Assets
    Current assets:
      Cash and cash equivalents                     $114,422        $26,591
      Receivables, net                                17,388         17,140
      Inventory                                      215,717        197,561
      Prepaid advertising                             18,742         20,801
      Other prepaid expenses                           9,738          7,378
      Income taxes receivable                             --            397
      Deferred income tax benefits                    15,905         10,973
    Total current assets                             391,912        280,841

    Property, plant and equipment, at cost:
      Land and buildings                             117,624        104,880
      Fixtures and equipment                         107,872        103,512
      Computer hardware and software                 118,366        105,334
      Leasehold improvements                           4,877          4,642
      Construction in progress                            --          7,461
    Total property, plant and equipment              348,739        325,829
      Less - accumulated depreciation and
       amortization                                  154,971        138,134
    Property, plant and equipment, net               193,768        187,695
    Other assets                                       2,696          2,214
    Total assets                                    $588,376       $470,750

    Liabilities and shareholders' investment
    Current liabilities:
      Lines of credit                                $16,502        $21,573
      Accounts payable                                69,275         67,152
      Reserve for returns                              7,238          7,287
      Accrued liabilities                             51,727         35,626
      Accrued profit sharing                           2,373            755
      Income taxes payable                            13,944             --
    Total current liabilities                        161,059        132,393

    Deferred income taxes                             11,376         17,251

    Shareholders' investment:
      Common stock, 40,221 shares issued                 402            402
      Donated capital                                  8,400          8,400
      Additional paid-in capital                      39,777         32,358
      Deferred compensation                              (37)          (103)
      Accumulated other comprehensive income             958          4,477
      Retained earnings                              572,499        494,945
      Treasury stock, 10,208 and 10,834 shares at
       cost, respectively                           (206,058)      (219,373)
    Total shareholders' investment                   415,941        321,106
    Total liabilities and shareholders' investment  $588,376       $470,750


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                            Preliminary and unaudited

     CONSOLIDATED STATEMENTS OF CASH FLOWS
     Lands' End, Inc., & Subsidiaries
     (In thousands)

                                                         Three months ended
                                                          May 3,    April 27,
                                                           2002       2001

    Cash flows from (used for) operating activities:
      Net income                                         $16,496     $5,858
      Adjustments to reconcile net income to net
       cash flows used for operating activities-
        Depreciation and amortization                      7,258      6,235
        Deferred compensation expense                         19         18
        Deferred income taxes                             (1,462)     2,684
        Loss on disposal of fixed assets                     276         --
        Tax benefit of stock options                         209        450
      Changes in assets and liabilities:
          Receivables, net                                (4,091)     2,668
          Inventory                                       11,503     (9,350)
          Prepaid advertising                             (3,032)    (3,174)
          Other prepaid expenses                          (1,377)      (275)
          Accounts payable                               (14,088)   (29,016)
          Reserve for returns                             (2,146)    (1,774)
          Accrued liabilities                              4,128     (4,779)
          Accrued profit sharing                          (2,408)    (1,602)
          Income taxes payable                           (11,013)   (13,610)
        Other                                             (2,416)      (454)
    Net cash flows used for operating activities          (2,144)   (46,121)

    Cash flows used for investing activities:
      Cash paid for capital additions                     (6,742)    (9,361)
    Net cash flows used for investing activities          (6,742)    (9,361)

    Cash flows from (used for) financing activities:
      Proceeds from short-term debt                          333      4,633
      Purchases of common stock                               (9)        (4)
      Issuance of treasury stock                             893      2,093
    Net cash flows from financing activities               1,217      6,722

    Net decrease in cash and cash equivalents             (7,669)   (48,760)
    Beginning cash and cash equivalents                  122,091     75,351

    Ending cash and cash equivalents                    $114,422    $26,591